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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROGRESSIVE ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1814 Franklin Street, Suite 503
(No. and Street)

Oakland	CA	94612-3400
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Torgerson 800-786-2998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200	Larkspur	CA	94939-1750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Torgerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public 9-1-10

THELMA M. BRAWNER
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires January 23, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.

Financial Statements

and

Supplemental Information

Years ended June 30, 2010 and 2009

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

To the Board of Directors of Progressive Asset Management, Inc.:

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. (Company) as of June 30, 2010 and 2009, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2010 and 2009, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

We performed our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of the Company presents the accompanying supplemental information for additional analysis, as it is not a required part of the basic financial statements. Rule 17a-5 of the Securities Exchange Act of 1934 requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of the Company fairly stated the supplemental information in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty + Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
August 20, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2010 and 2009

	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 173,900	$ 219,775
Commissions receivable	1,817	3,411
Other receivables	3,925	18,874
Prepaid expenses	8,073	7,579
Prepaid income taxes	–	4,800
Total current assets	187,715	254,439
Deposits	–	1,216
Total assets	$ 187,715	$ 255,655
Liabilities		
Current liabilities		
Accounts payable	$ 20,261	$ 7,940
Accrued liabilities	11,663	19,897
Total current liabilities	31,924	27,837
Stockholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized, zero shares issued and outstanding	–	–
Common stock, no par value; 5,000,000 shares authorized, 2,075,263 shares issued and outstanding (2009 - 2,075,263)	1,285,750	1,285,750
Retained earnings (accumulated deficit)	(1,129,959)	(1,057,932)
Total stockholders' equity	155,791	227,818
Total liabilities and stockholders' equity	$ 187,715	$ 255,655

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2010 and 2009

	2010	2009
Revenues		
Commissions	$258,261	$211,914
Social screenings	26,876	22,857
Investment	92	18,391
Other	15,001	6,750
Total revenues	300,230	259,912
Expenses		
Employee compensation and benefits	79,779	92,840
Commissions and fees	22,565	16,446
Communications and marketing	13,804	4,087
Insurance	584	2,526
Occupancy	6,955	7,740
Office	2,534	6,172
Professional fees	173,355	44,798
Business development	6,829	44,029
Regulatory	32,438	21,254
Social screening and shareholder advocacy	25,712	64,317
Taxes and licenses	1,287	1,973
Travel and entertainment	4,815	5,032
Total expenses	370,657	311,214
Income (loss) before income taxes	(70,427)	(51,302)
Taxes on income	1,600	1,242
Net income (loss)	($ 72,027)	($ 52,544)
Net income (loss) per share		
Basic	($ 0.03)	($ 0.03)
Fully diluted	($ 0.03)	($ 0.03)
Shares used to compute per share amounts		
Basic	2,075,263	2,075,263
Fully diluted	2,075,263	2,075,263

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2010 and 2009

	Common stock		Retained earnings (accumulated deficit)	Total stockholders' equity
	Shares	Amount		
Balances, June 30, 2008	2,075,263	$1,285,750	($1,005,388)	$280,362
Net income (loss)	–	–	(52,544)	(52,544)
Balances, June 30, 2009	2,075,263	1,285,750	(1,057,932)	227,818
Net income (loss)	–	–	(72,027)	(72,027)
Balances, June 30, 2010	2,075,263	$1,285,750	($1,129,959)	$155,791

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Cash Flows
Years ended June 30, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income (loss)	($ 72,027)	($ 52,544)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Changes in current assets and liabilities		
Commissions receivable	1,594	2,592
Other receivables	14,949	(15,391)
Prepaid expenses	(494)	2,946
Accounts payable	12,321	(1,523)
Accrued liabilities	(8,234)	13,097
Income taxes receivable and payable	4,800	(1,958)
Net cash provided (used) by operating activities	(47,091)	(52,781)
Cash flows from investing activities		
Change in deposits	1,216	16,462
Net cash provided (used) by investing activities	1,216	16,462
Net change in cash and cash equivalents	(45,875)	(36,319)
Cash and cash equivalents, beginning of year	219,775	256,094
Cash and cash equivalents, end of year	$173,900	$219,775
Supplemental disclosures of cash flow information		
Cash paid (refunded) for (from) income taxes	($ 3,200)	$ 3,200

See accompanying notes.

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company) incorporated in California on July 14, 1987, and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 4, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer, continues to provide research and referrals in consideration for commission-based fees and recruits brokers for FWG (Note 4). Transferred and recruited brokers committed to socially responsible investing form the Progressive Asset Management Network.

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company is in Oakland, California.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

During the year ended June 30, 2009, an officer of FWG purchased the common stock of the Company owned by certain directors and officers. During the year ended June 30, 2010, the same officer of FWG acquired the common stock of the Company owned by FWG. Accordingly, the officer of FWG owns a majority of the outstanding common stock of the Company.

During the year ended June 30, 2010, the Company took certain actions to reestablish itself as a full-service investment firm specializing in socially responsible investing, including receiving approval from FINRA to have 25 branches and 100 brokers. In addition, the Company signed an agreement with FWG and its clearing broker to clear Company transactions.

Cash and cash equivalents
Cash and cash equivalents consist of demand deposits held by a commercial bank and a money market fund held by a registered investment company. All cash and cash equivalents are available to the Company within 90 days of demand. The car-

Note 1 – Summary of significant accounting policies (continued)

rying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 4) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Income taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences will reverse. As of June 30, 2010 and 2009, there were no significant deferred tax assets or liabilities except for a deferred tax asset as of June 30, 2010 and 2009 (net of a 100% valuation allowance) resulting from available carry forwards of net operating losses and federal low income housing income tax credits (Note 2).

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options, outstanding during the year, unless anti-dilutive.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and

Note 1 – Summary of significant accounting policies (continued)

assumptions that affect the amounts reported herein. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Reclassifications
The Company reclassified certain prior year amounts to conform to the current year presentation. Refer and compare to the prior year financial statements for details.

Note 2 – Income taxes

As of June 30, 2010, the Company had carry forwards of unused net operating losses and federal low-income housing income tax credits totaling approximately $133,000 and $67,000, respectively.

Income tax provisions for the years ended June 30, 2010 and 2009, consist entirely of state income taxes.

Effective July 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation Number 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – An interpretation of FASB [Accounting Standards Codification (ASC) 740]."

Those provisions require management of the Company to consider certain tax positions taken by the Company. A tax position is a position taken in a previously filed tax return or a position management of the Company expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file a tax return.
2. An allocation or a shift of income between jurisdictions.
3. The characterization of income or a decision to exclude reporting taxable income in a return.

Note 2 – Income taxes (continued)

4. A decision to classify a transaction, entity or other position in a tax return as tax exempt.
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Evaluating a tax position requires management of the Company to determine, for each tax position, whether it is more likely than not that, upon examination by taxing authorities, such authorities will uphold the tax position and, for each more-likely-than-not tax position, determine the highest benefit with a more than 50% likelihood of realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

The Company files tax returns in the states of California and Maryland. The Company recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense, respectively. As of and for the year ended June 30, 2010, interest and penalties related to income taxes and tax positions were not material. As of June 30, 2010, management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending June 30, 2011. As of June 30, 2010, open tax periods subject to future examination by taxing authorities cover periods from July 1, 2006 through June 30, 2010.

Note 3 – Common stock options

In December 1995, the Company adopted a stock option and incentive plan that allowed for the issuance of up to 200,000 shares of common stock through December 31, 2004. The plan provided for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vested immediately and recipients must hold them for up to two years (up to seven years for options awarded before December 1995) before exercise.

The Company Board of Directors determined awards of additional stock options, vesting, exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options required a 10% premium

Note 3 – Common stock options (continued)

on the option price under certain circumstances. Outstanding options as of June 30, 2010, expire from December 31, 2009 through 2010 and reconcile as follows:

Granted during the calendar year	Price	Shares	Expiration
2003	0.24	1,000	12-31-2009
2004	0.16	1,000	12-31-2010
Outstanding as of June 30, 2009		2,000	
Expired December 31, 2009	0.24	(1,000)	
Outstanding as of June 30, 2010		1,000	

Compensation expense related to outstanding stock options is not material to the financial position of the Company.

Note 4 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into an agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. doing business as Financial West Group (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions and reimburses certain expenses to the transferred representatives and remits the net commissions to the Company. The Company earned nearly all of the commission revenue reported herein through FWG.

Note 5 – Employee benefit plans

The Company offers a defined contribution SIMPLE plan (Plan) for the benefit of its employees. The Plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The Company incurred matching contribution expense during the years ended June 30, 2010 and 2009, totaling $1,875 and $2,025, respectively.

Note 6 – Commitments and contingencies

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 7 – Related parties

A former employee of FWG (employed through March 15, 2010) serves as the Treasurer, Chief Financial Officer, Financial and Operations Principal and Chief Compliance Officer for the Company. Compensation paid by the Company to that employee during the years ended June 30, 2010 and 2009, totaled $27,200 and $12,100, respectively.

Another employee of FWG serves as Business Development Director for the Company. Compensation paid by the Company to that employee during the years ended June 30, 2010 and 2009, totaled $37,200 and $34,100, respectively.

Note 8 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2010, the Company had net capital of $142,404, which is $42,404, in excess of its required net capital. As of June 30, 2010, the ratio of aggregate indebtedness to net capital was 0.22 to 1.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Progressive Asset Management, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2010

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2010

Aggregate indebtedness	
Total liabilities	$ 31,924
Less subordinated liabilities	–
Net aggregate indebtedness	$ 31,924
Net capital	
Stockholders' equity	$155,791
Deductions	
Other receivables	3,925
Prepaid expenses	8,073
Security haircuts	1,022
Undue concentration	367
Total deductions	13,387
Net capital	142,404
Net capital requirements and ratio	
Minimum net capital requirements	
The higher of 6⅔% of aggregate indebtedness or $100,000	100,000
Excess net capital	$ 42,404
Excess net capital after deducting the higher of 10% of aggregate indebtedness or $120,000	$ 22,404
Aggregate indebtedness to net capital ratio	0.22 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934
June 30, 2010

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2010)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$148,116
Audit adjustments	(5,712)
Net capital, as adjusted	$142,404
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 27,601
Audit adjustments	4,323
Aggregate indebtedness, as adjusted	$ 31,924

Net capital audit adjustments total as follows:

Security haircuts	($ 1,022)
Undue concentration	(367)
Additional accrued liabilities	(4,323)
Net capital audit adjustments	($ 5,712)

Aggregate indebtedness audit adjustments total as follows:

Additional accrued liabilities	$ 4,323
Aggregate indebtedness audit adjustments	$ 4,323

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2010

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required under Rule 17a-5 of the Securities Exchange Act of 1934

To the Board of Directors of Progressive Asset Management, Inc.:

In planning and performing our audit of the financial statements of Progressive Asset Management, Inc. (Company) as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and internal control and the practices and procedures referred to above may not detect them. In addition, projection of any evaluation of internal control and the practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that internal control will not prevent or detect and correct a material misstatement of the financial statements of the Company on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider significant deficiencies, and communicated them in writing to management and those charged with governance on August 20, 2010.

We understand that the SEC considers the practices and procedures that accomplish the objectives referred to in the second paragraph to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our

study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of June 30, 2010, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Board of Directors and management of the Company, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. We do not intend this report and no one should use this report except for the parties specified above.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
August 20, 2010